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                            February 8, 2024

       Raj Mehra, Ph.D.
       President and Chief Executive Officer
       Seelos Therapeutics, Inc.
       300 Park Avenue, 2nd Floor
       New York, NY 10022

                                                        Re: Seelos
Therapeutics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 2,
2024
                                                            File No. 333-276831

       Dear Raj Mehra:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Incorporation of Certain Information by Reference, page 34

   1. We note you have not filed an annual report for your most recently completed fiscal year and therefore appear to
be ineligible to incorporate by reference on Form S-1. Please revise accordingly or
otherwise advise. Refer to General Instruction VII.C. of Form S-1.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Raj Mehra, Ph.D.
Seelos Therapeutics, Inc.
February 8, 2024
Page 2

       Please contact Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614 with any other questions.



                                                         Sincerely,
FirstName LastNameRaj Mehra, Ph.D.
                                                         Division of
Corporation Finance
Comapany NameSeelos Therapeutics, Inc.
                                                         Office of Life
Sciences
February 8, 2024 Page 2
cc:       Samantha Eldredge, Esq.
FirstName LastName